Exhibit 99.1

Neptune Wellness Solutions Believes U.S. Federal Regulation Of Cannabis Will Deliver Compound Growth For Decades To Come, Company Poised For Industry Leadership Position

A recent, independent study by Neptune Wellness shows bipartisan support for legalization

LAVAL, QC, Sept. 30, 2020 /CNW Telbec/ - Neptune Wellness Solutions, Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable, and purpose-driven lifestyle brands, plans to expand its line of cannabis consumer product goods readying itself for expansion into the United States based on the results of an independent recent survey commissioned by the Company.

OnePoll conducted a study, on behalf of Neptune Wellness Solutions, which found bipartisan support for legalization.

  71% of Democrats and 67% of Republicans agreed that federal restrictions on marijuana should end and that cannabis should be legalized;
  67% of Democrats and 62% of Republicans are more likely to vote for candidates with positive voting records on marijuana legislation; and
  60% of both Democrats and Republicans state that a candidate's stance on cannabis is one of the issues they look for when they vote.

"Our consumer and hemp-based products already sell across North America," said Chief Executive Officer Michael Cammarata. "As more clarity develops around cannabis regulations and countries move toward legalization, we can quickly scale our brands to introduce additional cannabis products to complement our hemp and essential oil lines."

Cammarata continued, "We see the opportunity to take cannabis beyond recreational consumption. With cannabinoids' antifungal, antibacterial and moisturizing properties, we can revolutionize products from toothpaste to deodorants, to hand sanitizers and disinfectant wipes. Cannabinoids and plant-based ingredients are CPG's future, and innovative partnerships and product development put us at the forefront."

In preparation for potential nationwide U.S. legalization, if a bill passes in the House and Senate, Neptune is proactively preparing for mass distribution into new markets.

A proven model for potential growth is Neptune's Mood Ring, which is being launched in select Canadian markets this fall to meet consumer demand for high-quality, affordable, and environmentally friendly cannabis products.

The Mood Ring line leverages Neptune's decades of experience in the wellness, extraction, and consumer packaged goods (CPG) industries to bring product offerings to markets that are designed to meet the specific demands of Canadian consumers. Mood Ring CBD products primarily target wellness-focused consumers looking for natural products, whereas Mood Ring THC focuses on the recreational market.

Mood Ring products will use Neptune's proprietary cold ethanol extraction process technology to create full-spectrum extracts for the Company's tincture and capsule products and newly implemented solventless extraction for THC concentrates. These processes allow Mood Ring products to provide consumers with all of the cannabinoid and terpene benefits of the plant with a significantly lower environmental impact, requiring significantly less energy use when compared to CO2 extraction.

"To keep up with this rising market demand we're constantly developing, honing, and refining industry-leading offerings in the cannabis sector," said Mr. Cammarata. "Over time, this will mean adding a much wider breadth of SKUs. Keeping consumers at the heart of every decision maintains that competitive advantage and builds a strong brand that connects with consumers."

Cammarata added, "Through data mining and the application of our finely tuned inventory management system, we customize offerings to satisfy the specific trends that population demands. For example, we take heed of recent research that informs us that 94% of Gen Z believes that companies should address urgent social and environmental issues;1 that, according to the Council for Responsible Nutrition, 80% of baby boomers use supplements;2 and reports that show products marketed as sustainable grew 5.6 times faster than those that were not."3

About Neptune Wellness Solutions, Inc.:
Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high-quality and affordable consumer products in response to long-term secular trends and market demand for plant-based, sustainable, and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals, and white label consumer packaged goods. The Company has a strong position in cannabis and hemp research, development, and commercialization focused on the use of cannabinoids in household products to make them safer, healthier, and more effective. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec, and a 24,000-square-foot facility located in North Carolina. For additional information, please visit: https://neptunecorp.com/.

Forward Looking Statements:
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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[1]	https://www.bsr.org/en/our-insights/blog-view/millennials-generation-z-future-of-sustainable-business
[2]	https://www.cbdmarketing.com/content-hub/news/new-research-from-cbd-marketing-confirms-how-generational-preferences-affect-consumer-engagement-with-dietary-supplement-brands/
[3]	https://hbr.org/2019/06/research-actually-consumers-do-buy-sustainable-products

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SOURCE Neptune Wellness Solutions Inc.

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For further information: Investor Information: ICR, John Mills, 646-277-1254, John.Mills@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 30-SEP-20